SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,013,135
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,013,135
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,013,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 704551100	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,828,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,828,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,828,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 704551100	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,828,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,828,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,828,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 704551100	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $208,674,600.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $606,887,716.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)-(c) are hereby amended and restated and to read as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 28,841,201 shares of Common Stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon approximately 104,000,000 shares of Common Stock reported to be outstanding as of July 30, 2019, as disclosed in the Issuer's Current Report on Form 8-K, filed on July 31, 2019.

As of the date hereof, Elliott itself and through Liverpool, may be deemed to own 9,013,135 shares of Common Stock, constituting 8.7% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International through Spraberry and a wholly-owned subsidiary of Elliott International, may be deemed to own 19,828,066 shares of Common Stock, constituting 19.1% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 19,828,066 shares of Common Stock deemed to be beneficially owned by Spraberry, constituting approximately 19.1% of the shares of Common Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Spraberry, Elliott International and EICA. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

CUSIP No. 704551100	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 6, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott International, L.P. (through Spraberry) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

08/01/2019	Common Stock	150,000	18.48
08/02/2019	Common Stock	350,000	18.42
08/05/2019	Common Stock	134,698	17.99
08/06/2019	Common Stock	40,302	17.84